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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69642

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NVSTR Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

135 Madison Avenue
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	(212) 668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

September 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Stephen Murphy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NVSTR Financial LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Stephen Murphy

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NVSTR Financial LLC
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor’s Report Thereon

For the Period From January 1, 2025 to June 30, 2026

NVSTR Financial LLC
Table of contents
June 30, 2026

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of NVSTR Financial LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NVSTR Financial LLC (the "Company") as of June 30, 2026, the related statements of income, changes in member's equity, and cash flows for the period January 1, 2025 through June 30, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the period January 1, 2025 through June 30, 2026, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
August 28, 2026

NVSTR Financial LLC
Statement of Financial Condition
June 30, 2026

ASSETS

Cash	$	1,030,300
Deposit with clearing broker		150,000
Due from clearing broker		1,021,524
Prepaid expenses and other assets		11,280
Total Assets	$	2,213,104

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	145,440
Total Liabilities		145,440
Member's Equity		2,067,664
Total Liabilities and Member's Equity	$	2,213,104

The accompanying notes are an integral part of these financial statements

NVSTR Financial LLC
Statement of Income
For the Period From January 1, 2025 to June 30, 2026

Revenues:		
Payment for order flow	$	2,049,691
Fully paid lending		1,473,784
Subscription income		45,416
Commission income		3,061
Other income		582,503
Total revenues		4,154,455
Expenses:		
Clearing charges		1,639,138
Compensation -shared services		147,030
Marketing		13,587
Professional fees		259,677
Regulatory fees		57,114
Rent		7,709
Other expenses		103,119
Total expenses		2,227,374
Net Income	$	1,927,081

The accompanying notes are an integral part of these financial statements

NVSTR Financial LLC
Statement of Changes in Member's Equity
For the Period From January 1, 2025 to June 30, 2026

Member's equity - January 1, 2025	$	86,909
Member's contributions		398,909
Non-cash contributions		48,000
Member's distributions		(393,235)
Net income		1,927,081
Balance at June 30, 2026	$	2,067,664

The accompanying notes are an integral part of these financial statements

NVSTR Financial LLC
Statement of Cash Flows
For the Period From January 1, 2025 to June 30, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,927,081
Adjustments to reconcile net income to	
cash provided by operating activities:	
(Increase) Decrease in Assets:	
Deposit with clearing broker	(25,827)
Due from clearing broker	(1,021,524)
Prepaid expenses and other current assets	9,655
Increase (Decrease) in Liabilities:	
Accounts payable and accrued expenses	78,011
Payable to clearing broker	(6,467)
Due to related party	(639)
Net cash provided by operating activities	960,290
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	398,909
Non-cash contributions	48,000
Member's distributions	(393,235)
Net cash provided by financing activities	53,674
Net increase in cash	1,013,964
Cash, at January 1, 2025	16,336
Cash, at June 30, 2026	$ 1,030,300

Supplemental disclosure of cash flow information:

Interest paid	$ -
Taxes paid	$ -

Non-cash supplemental disclosure:
The Company recorded $48,000 of debt forgiveness by the Parent as non-cash contributions during the year.

The accompanying notes are an integral part of these financial statements

NVSTR Financial LLC
Notes to Financial Statements
For the Period From January 1, 2025 to June 30, 2026

1. Organization:

NVSTR Financial LLC (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company was approved to commence operations by FINRA as of August 1, 2016. The Company is registered in Florida, Hawaii, and New York. The Company conducts general securities business activities. The Company is engaged as an introducing broker-dealer licensed to sell publicly traded equities and exchange traded funds. They also provide access to an online platform for individual investors to trade in equities and exchange traded funds. The Company was previously owned by NVSTR Technologies Inc. since April 21, 2015, but has now been wholly owned by Malahini Holdings Inc., formerly Wa'ad Inc. (the "Parent"), since April 2, 2026.

The Company is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which affect the Company's liquidity.

The Company's main office is located at 135 Madison Ave., 5th Floor, New York, NY.

The Company has both foreign and U.S.-based clients. The single largest customer, a foreign company, was responsible for 96.8% of revenues.

The Company received a firm commitment from the Parent to fund operations as needed in the future.The ongoing commitment by the Parent to contribute capital that will support the Company to continue its operations and more importantly, to keep the Company in net capital compliance with Rule 15c3-1.

2. Summary of Significant Accounting Policies:

The following are the significant accounting policies followed by the Company:

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Revenue - The Company acts as an introducing broker for foreign financial firms. Revenues include payment for order flow, FPL commissions, and interest. While the revenues are earned on T+1, the account is not reconciled until after the end of the month (within 9 calendar days) and the money is deposited into the Company's RQD account once reconciled. Trades are recorded on RQD's statements on settlement date. The difference between trade date and settlement date are immaterial.

Nvstr previously generated revenue through a monthly subscription model, under which customers generally paid approximately $10 per month for a specified number of trades and access to all features of the website. Customers who did not subscribe were charged on a per-trade basis. This revenue stream was discontinued in October 2025.

During the period ended June 30, 2026, the Company received a one-time fee in the amount of $500,000 from a customer to set up an omnibus account. This amount is non refundable and is included in Other Income on the Statement of Income.

Revenue from Contracts with Customers (ASC 606) Fully Paid Securities Lending Revenue. The Company participates in a Fully Paid Securities Lending ("FPL") program facilitated by its clearing broker, RQD Clearing, LLC ("RQD"). Under the program, eligible fully-paid client securities are loaned to third-party borrowers in exchange for a market-driven lending fee. The Company has evaluated its role under ASC 606-10-55 (Principal versus Agent Considerations) and concluded that it acts as an Agent. The Company does not control the lending pool logistics, does not hold the counterparty collateral risk, and does not establish the baseline borrow rates. Accordingly, revenue is recognized on a net basis, representing the Company’s contractually agreed-upon percentage split of the gross lending fees.The performance obligation is satisfied over time as the administrative and platform facilitation services are delivered to the clearing network on a daily basis. The transaction price includes variable consideration consisting of daily market-driven lending spreads. Because lending rates and volumes fluctuate unpredictably, variable consideration is constrained and only recognized daily as the loans remain outstanding, the borrow rates lock at market close, and the revenue becomes determinable.

Income Taxes - The Company is a single member LLC which is treated as a disregarded entity for tax purposes. Accordingly, its taxable income is included in the tax return of its Member. As a result, no provision for Federal or State income taxes is included in these financial statements.

The Company files state tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Federal statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved.

Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2026, the IRS has not proposed any adjustment to the Company's tax position.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Leases – The Company shared its office space with its former Parent under the terms of the previous expense sharing agreement, (“ESA”) which was terminated at the time of the Company's sale. There is no lease under the Company's new ESA with Vandelay Billing, a billing company owned by an affiliate.

Advertising Costs – The Company expenses advertising costs as they are incurred. Advertising expense, included in marketing expense in the Statement of Income was $13,587 for the period ended June 30, 2026.

Segment reporting - The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

2. Summary of Significant Accounting Policies: (Continued)

Segment reporting (Continued) - The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Company had net capital of $2,056,384 which was $2,046,688 in excess of its required net capital of $9,696. The Company's ratio of aggregate indebtedness to net capital was 7.07 to 1.

On two occasions during the period from January 1, 2025 to June 30, 2026, the Company filed notifications with FINRA for net capital deficiencies. The first notification was filed on May 1, 2025. The Company was net capital deficient from April 10, 2025 to April 30, 2025 in the amount of $39,000. The Company was also net capital deficient from June 26, 2025 to June 30, 2025 in the amount of $6,000.

4. Subsequent Events:

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

5. Interest Expenses:

The Company did not pay interest expense during the period from January 1, 2025 to June 30, 2026.

6. Related Party:

The Company had an ESA with the former Parent. A portion of the office rent was allocated to the Company as well as a share of employee benefits and some office expenses. Total expenses allocated during the period ended June 30, 2026 were $214,365. The Company has a new ESA starting July 1, 2026 with Vandelay Billing, a billing company owned by an affiliate. Under the new ESA, all of the Company's expenses are allocated 100%. The new agreement allows for rent and salary (overhead) allocations.

During the period from January 1, 2025 to June 30, 2026, $48,000 of debt was forgiven by the former Parent and was recorded as non-cash capital contributions. During the same period, the $639 balance in the Due to Nvstr Technologies account as of December 31, 2024 was settled in January 2025 through a combination of debt forgiveness, cash payment and additional allocations. There were no related party receivables or payables as of June 30, 2026.

7. Clearing Broker:

Pursuant to its clearing agreement, the Company introduced all its securities transactions for its customers to Apex Clearing Corp. ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions were carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker could have sustained from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitored collateral on the customers' accounts. The Company maintained a deposit account with the Clearing Broker to further assist the Company's performance of its obligation under the clearing agreement (the "Deposit Account"). The agreement was terminated in September 2025. There was no clearing agreement in place during the sale/purchase period. There were no revenues. The Company entered into a new clearing agreement on November 21, 2025, with RQD Clearing, LLC ("New Clearing Broker"). The new agreement has terms similar to the prior agreement as to customers being on a fully disclosed basis on the books of the New Clearing Broker and the Company indemnifying the Clearing Broker. The balance at June 30, 2026, in the Deposit Account was $150,000 and also, the firm had a net receivable of $1,021,524 with the New Clearing Broker. The Company has recorded in its Statement of Income, $1,639,138 in clearing charges.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which all customer transactions are cleared through its clearing brokers on a fully disclosed basis. The Company's clearing broker-dealer is its only significant counterparty. In the event this counterparty does not fulfill its obligations, the Company may be exposed to business risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes the default risk with the clearing broker-dealer is low.

9. Commitment and Contingencies:

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2026 or during the period then ended.

10. Guarantees:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2026 or during the period then ended.

NVSTR Financial LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2026

Schedule I

Computation of Net Capital:		
Total Member's Equity	$	2,067,664
Less: Non-Allowable Assets		
Prepaid expenses		11,280
Tentative Net Capital		2,056,384
Total Securities Charges		-
Net Capital	$	2,056,384
Computation of Net Capital Requirement:		
Minimum net capital required	$	9,696
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net Capital Requirement (greater)	$	9,696
Excess Net Capital	$	2,046,688
Computation of Aggregate Indebtedness:		
Total Aggregate Indebtedness	$	145,440
Ratio of Aggregate Indebtedness-to-Net Capital		7.07 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences as of June 30, 2026, between the above computation and the computation included in the Company's most recently filed unaudited form X-17A-5,Part IIA filing.

See Report of Independent Registered Public Accounting Firm.

NVSTR Financial LLC
As of June 30, 2026

Schedule II - Computation for Determining of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Requirements Pursuant to SEA Rule 15c3-3 As of June 30, 2026

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and is in compliance with the Non- Covered Firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") for its direct monthly subscriptions. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See Report of Independent Registered Public Accounting Firm

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of NVSTR Financial LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NVSTR Financial LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NVSTR Financial LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) NVSTR Financial LLC stated that NVSTR Financial LLC met the identified exemption provisions throughout the period January 1, 2025 through June 30, 2026 were met without exception, and (3) NVSTR Financial LLC's other business activities of offering direct monthly subscriptions is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the period January 1, 2025 through June 30, 2026. NVSTR Financial LLC's management is responsible for compliance with the exemption provisions, the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NVSTR Financial LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provisions of Footnote 74.

DCPA

DCPA

Century City, California
August 28, 2026

Nvstr Financial LLC
1330 Ave of the Americas, 23rd Floor
New York, NY 10019

Assertions Regarding Exemption Provisions

We, as members of management of NVSTR Financial LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii). The Company's other business activities of offering direct monthly subscriptions is in compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and the Company did not identify any exceptions to this assertion throughout the period from January 1, 2025 to June 30, 2026. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption provisions without exception throughout the period from January 1, 2025 to June 30, 2026.

NVSTR Financial LLC
By:

____
Stephen Murphy, CEO